UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SATSUMA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number)

Shinji Nitanda

Shin Nippon Biomedical Laboratories, Ltd.

2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan

Telephone: +81-(0)99-294-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80405P107

1	NAME OF REPORTING PERSONS Shin Nippon Biomedical Laboratories, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,794,113
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,794,113

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,794,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)

On account of the Support Agreements (as defined below), the Reporting Persons may be deemed to have shared indirect beneficial ownership of an additional 6,238,998 Shares plus 1,900,599 Shares underlying Satsuma options, in each case, owned by the Support Stockholders (as defined and described in Items 4 and 5 of this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Subject Securities (as defined in Item 4 of this Schedule 13D) for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage calculation is based on 33,152,498 shares of Common Stock outstanding as of April 14, 2023 (based on the representation by Satsuma in the Merger Agreement (as defined below)).

CUSIP No. 80405P107

1	NAME OF REPORTING PERSONS SNBL U.S.A., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 233,333
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 233,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (2)
14	TYPE OF REPORTING PERSON CO

(1)

On account of the Support Agreements (as defined below), the Reporting Persons may be deemed to have shared indirect beneficial ownership of an additional 6,238,998 Shares plus 1,900,599 Shares underlying Satsuma options, in each case, owned by the Support Stockholders (as defined and described in Items 4 and 5 of this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Subject Securities (as defined in Item 4 of this Schedule 13D) for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage calculation is based on 33,152,498 shares of Common Stock outstanding as of April 14, 2023 (based on the representation by Satsuma in the Merger Agreement (as defined below)).

CUSIP No. 80405P107

1	NAME OF REPORTING PERSONS SNBL23 Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

(1)

On account of the Support Agreements (as defined below), the Reporting Persons may be deemed to have shared indirect beneficial ownership of an additional 6,238,998 Shares plus 1,900,599 Shares underlying Satsuma options, in each case, owned by the Support Stockholders (as defined and described in Items 4 and 5 of this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Subject Securities (as defined in Item 4 of this Schedule 13D) for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 80405P107

1	NAME OF REPORTING PERSONS Ken Takanashi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,794,113
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,794,113

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,794,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)

On account of the Support Agreements (as defined below), the Reporting Persons may be deemed to have shared indirect beneficial ownership of an additional 6,238,998 Shares plus 1,900,599 Shares underlying Satsuma options, in each case, owned by the Support Stockholders (as defined and described in Items 4 and 5 of this Schedule 13D). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Subject Securities (as defined in Item 4 of this Schedule 13D) for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The percentage calculation is based on 33,152,498 shares of Common Stock outstanding as of April 14, 2023 (based on the representation by Satsuma in the Merger Agreement (as defined below)).

Explanatory Note

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2021 (the “Schedule 13D”) with respect to shares of common stock, $0.0001 par value per share (“Common Stock”) of Satsuma Pharmaceuticals, Inc., a Delaware corporation (“Satsuma” or the “Issuer”). Shin Nippon Biomedical Laboratories, Ltd. (“Parent”) and SNBL23 Merger Sub, Inc. (the “Purchaser”) are together referred to herein as the “Merger Reporting Persons”, and the Merger Reporting Persons and SNBL U.S.A., Ltd. (“SNBL USA”) are together referred to herein as the “Reporting Persons”. Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

Item 2 in Schedule 13D is hereby supplemented as follows:

The Purchaser was incorporated in Delaware in 2023 for the sole purposes of entering into the Merger Agreement and consummating the transactions contemplated thereby, including making the Offer (as defined in Item 4), and has not carried on any activities to date other than those incident to its formation and entering into such agreement. The Purchaser has its principal executive offices at 2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan.

The directors and executive officers of the Purchaser are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment; and

(iv)	citizenship.

During the last five years, neither the Purchaser nor any person listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 in Schedule 13D is hereby supplemented as follows:

The total amount of funds required by the Merger Reporting Persons to consummate the Offer, described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference), and purchase all outstanding shares of Common Stock in the Offer and to provide funding in connection with the Merger (as defined below) is approximately $30.2 million, including related fees and expenses. The shares of Common Stock will be acquired with funds from the working capital of SNBL.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

Item 4 in Schedule 13D is hereby supplemented as follows:

On April 16, 2023, Satsuma entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser.

The Merger Agreement provides that, upon the terms and subject to the conditions thereof, as promptly as practicable (but in no event more than fifteen (15) business days after the date of the Merger Agreement), Purchaser will commence a tender offer (the “Offer”) to acquire any (subject to the Minimum Condition) and all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Satsuma (the “Shares”) in exchange for (i) an amount in cash equal to $0.91, without interest and less applicable withholding taxes (the “Per Share Price”), and (ii) one contingent value right per Share (a “CVR”) representing the right to receive, subject to the terms and conditions of the Contingent Value Rights Agreement, substantially in the form attached to the Merger Agreement and as Exhibit 19 hereto (the “CVR Agreement”), the consideration set forth in the CVR Agreement (as defined in the Merger Agreement) (the CVRs together with the aggregate Per Share Price paid in accordance with the Merger Agreement, the “Offer Consideration”).

The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. As soon as practicable following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Purchaser will be merged with and into Satsuma, with Satsuma surviving as a wholly owned subsidiary of Parent (the “Merger”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), which permits completion of the Merger without a vote of the holders of the Common Stock upon the acquisition by Purchaser of a majority of the aggregate number of the Shares.

At the effective time of the Merger (the “Effective Time”), each:

•

Share issued and outstanding immediately prior to the Effective Time (other than (i) each share held in treasury or held by Parent, Purchaser or any of their subsidiaries and (ii) each Share outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be automatically converted into the right to receive the Per Share Price and one CVR representing the right to receive, subject to the terms and conditions of the CVR Agreement, the consideration set forth in the CVR Agreement (the CVRs together with the aggregate Per Share Price paid in accordance with the Merger Agreement, the “Merger Consideration”);

•

outstanding, unexercised Satsuma option that is vested at the Effective Time, or that vests as a result of the consummation of the transactions contemplated by the Merger Agreement (each, a “Vested Company Option”) and has an exercise price per Share that is less than the Per Share Price will be cancelled and converted automatically into the right to receive (i) an amount (without interest) in cash, equal in value to (A) the total number of Shares subject to the Vested Company Option multiplied by (B) the excess, if any, of the Per Share Price over the exercise price per Share underlying such Vested Company Option, less applicable taxes required to be withheld with respect to such payment, and (ii) a CVR;

•	Vested Company Option that has an exercise price per Share that is greater than or equal to the Per Share Price will be cancelled immediately for no consideration or payment; and

•	Satsuma option that is not a Vested Company Option will be cancelled immediately for no consideration or payment.

Under the terms of the Merger Agreement, Purchaser’s obligation to accept and pay for shares of Common Stock that are tendered in the Offer is subject to customary conditions, including, among others that, (i) prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, upon the consummation of the Offer, together with the Shares then owned directly or indirectly by Parent, Purchaser or any direct or indirect subsidiary of Parent (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), would represent at least a majority of the aggregate number of shares of Satsuma’s capital stock outstanding immediately after the consummation of the Offer (the “Minimum Condition”); (ii) the absence of legal restraints prohibiting the consummation of the transactions contemplated by the Merger Agreement; (iii) the accuracy of Satsuma’s representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (iv) compliance by Satsuma with its covenants in the Merger Agreement in all material respects; (v) the absence of a material adverse effect on the business, financial condition, or results of operations of Satsuma and its subsidiaries taken as a whole (subject to customary carveouts); (vi) delivery of a customary officer certificate certifying that the conditions set forth in clauses (iii), (iv) and (v) immediately above have been satisfied; (vii) no valid termination of the Merger Agreement in accordance with its terms; and (viii) Company Net Cash (as defined in the Merger Agreement) is not less than the amount required by the Merger Agreement.

The Merger Agreement includes covenants requiring Satsuma and its representatives not to (i) solicit, initiate, induce, encourage or facilitate (including by way of granting a waiver under Section 203 of the DGCL), any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (as defined in the Merger Agreement), (ii) participate in any discussions or negotiations or cooperate in any way with any person regarding any proposal or offer the consummation of which would constitute a Company Acquisition Proposal; (iii) provide any information or data concerning Satsuma or any of its subsidiaries to any person in connection with any proposal the consummation of which would constitute a Company Acquisition Proposal or for the purpose of soliciting, initiating, inducing, encouraging or facilitating a Company Acquisition Proposal; (iv) enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to a Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal; (v) adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (including by approving any transaction, or approving any person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL); take any action or exempt any person (other than Parent and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or Satsuma’s organizational or other governing documents; or (vi) resolve, publicly propose or agree to do any of the foregoing.

The Merger Agreement contains representations, warranties and covenants by Satsuma and the Merger Reporting Persons that are customary for a transaction of this nature, including among others, the covenant regarding the conduct of Satsuma’s business during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and the use of reasonable best efforts to make all filings required by governmental entities following the execution of the Merger Agreement. In addition, certain covenants require each of the parties to use, subject to the terms and conditions of the Merger Agreement, their reasonable best efforts to consummate the Offer and the Merger.

The Merger Agreement contains customary termination rights for each of Satsuma and Parent, including the right of Satsuma and Parent to terminate the Merger Agreement if Parent has not accepted the Shares tendered in the Offer upon the expiration of the Offer or if a final, non-appealable legal restraint permanently prohibits the consummation of the transactions contemplated by the Merger Agreement.

On April 16, 2023, in connection with the Merger Agreement, Parent entered into Tender and Support Agreements (the “Support Agreements”) with RA Capital Healthcare Fund LP, John Kollins, Tom O’Neil, Elisabeth Sandoval Little, Heath Lukatch, Michael Riebe, Mutya Harsch, Rajeev Shah, Thomas B. King, Tom Soloway (collectively, the “Support Stockholders”), each of which are stockholders of Satsuma and who in the aggregate own approximately 18.82 percent of the shares of Common Stock. As a result of the Support Agreements, the Reporting Persons may be deemed to have acquired beneficial ownership of part of the shares of Common Stock which are subject of this Schedule 13D. None of the Reporting Persons has paid to the Support Stockholders any funds in connection with the execution of the Support Agreements. The Support Agreements were entered into concurrently with the execution and delivery of, and as a condition to the willingness of the Merger Reporting Persons to enter into, the Merger Agreement.

Pursuant to the terms of the Support Agreements, each Support Stockholder has agreed to validly tender or cause to be tendered in the Offer all of such Support Stockholder’s shares of Common Stock and Company Options owned by them as of the date of the Support Agreements or acquired by them after such date (collectively, the “Subject Securities”) free and clear of all encumbrances and not later than five (5) business days after the commencement of the Offer and prior to the earlier of (x) three (3) business days following the date that the Support Stockholder acquires such Subject Securities and (y) the Expiration Time (as defined in the Support Agreements). Unless the Support Agreement shall have been terminated in accordance with its terms or the Offer expires or is terminated or withdrawn, in each case, in accordance with the terms of the Merger Agreement, such Support Stockholder has agreed not to withdraw the Subject Securities, or cause the Subject Securities to be withdrawn, from the Offer at any time.

The Support Stockholders have also agreed that while the Support Agreements are in effect, to vote against certain matters at meetings of Satsuma’s stockholders which are intended to or would reasonably be expected to impede, delay or prevent, in any material respect, the Offer or the Merger. The Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) a Company Change in Recommendation (as defined in the Merger Agreement), (iv) the occurrence of the Termination Date (as defined in the Merger Agreement), (v) the mutual written consent of Parent, Purchaser and stockholders holding a majority of the Subject Securities (as defined in the Support Agreement) and (vi) the delivery of written notice from a Support Stockholder to Parent at any time following (A) the waiver of the Minimum Condition or certain other conditions in the Merger Agreement or (B) certain changes in the terms of or conditions to the Offer.

Based upon information provided by Satsuma and the Support Stockholders, excluding options to purchase shares of Common Stock, the Support Stockholders beneficially owned, in the aggregate 6,238,998 shares of Common Stock (representing approximately 18.82 percent of all outstanding shares of Common Stock and 20.55 percent of all outstanding shares of Common Stock not held by the Reporting Persons) as of April 14, 2023.

Prior to consummation of the Merger, Parent will enter into the CVR Agreement with the American Stock Transfer & Trust Company, LLC (the “Rights Agent”), which will govern the terms of the CVR portion of the Offer Consideration and Merger Consideration. Each CVR represents the right to additional payments based on the proceeds, subject to certain adjustments, received by Parent from (i) the sale, license or other grant of rights with respect to the STS101 program or any part thereof, (ii) the sale or disposition of all or substantially all of the business or assets of Satsuma (that exists immediately prior to the closing of the Merger), or (iii) the sale or disposition of all or substantially all of the equity of Satsuma or Purchaser.

The right to the CVR portion of the Merger Consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

The purpose of the Offer is to acquire control of, and promptly following the Merger, the entire equity interest in, Satsuma while allowing Satsuma’s stockholders an opportunity to receive the Per Share Price by tendering their shares of Common Stock in the Offer. As soon as practicable following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, the Merger Reporting Persons intend to consummate the Merger. At the Effective Time, (i) the certificate of incorporation of Satsuma will be amended and restated in its entirety as set forth in the Certificate of Merger attached as an exhibit to the Merger Agreement, (ii) the bylaws of Satsuma will be amended and restated to conform to the bylaws of Purchaser and (iii) the directors and officers of the Purchaser immediately prior to the effective time of the Merger will be the initial directors and officers of Satsuma.

Following the Merger, the Merger Reporting Persons will own 100% of the outstanding Common Stock and other equity interests of Satsuma.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement, the Support Agreements, and CVR Agreement is qualified in its entirety by reference to the full texts of these agreements, copies of which are filed as Exhibit 2.1, Exhibit 2.2 and Exhibit 10.1 to the Form 8-K of Satsuma filed with the SEC on April 17, 2023 and are incorporated herein by reference.

About the Tender Offer

The tender offer for the outstanding shares of common stock of Satsuma has not yet commenced. The foregoing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Satsuma common stock, nor is it a substitute for the tender offer materials that SNBL and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, SNBL will file a Tender Offer Statement on Schedule TO (“Tender Offer Statement”) with the SEC, and thereafter Satsuma will file a solicitation/recommendation statement on Schedule 14D-9 (“Schedule 14D-9 Solicitation Statement”) with respect to the tender offer. Both the Tender Offer Statement and the Schedule 14D-9 Solicitation Statement will be mailed to Satsuma’s stockholders free of charge. A free copy of the Tender Offer Statement and the Schedule 14D-9 Solicitation Statement will also be made available to all stockholders of Satsuma by contacting Satsuma at info@satsumarx.com or by phone at (650) 410-3200. In addition, the Tender Offer Statement, the related letter of transmittal and certain other tender offer documents and the Schedule 14D-9 Solicitation Statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC. In addition to these documents, Satsuma files annual, quarterly and current reports and other information with the SEC. These filings with the SEC are also available to the public for free at the SEC’s website. In addition, the Schedule 14D-9 Solicitation Statement and the other documents filed by Satsuma with the SEC are available to all stockholders of Satsuma free of charge at http://investors.Satsumarx.com.

SATSUMA’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 SOLICITATION STATEMENT CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF SATSUMA’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Item 5.	Interest in the Securities of the Issuer.

Item 5 in Schedule 13D is hereby supplemented as follows:

(a)-(b) The Reporting Persons may be deemed to Beneficially Own the Subject Securities by operation of the Support Agreements. As a result of the Support Agreements, the Reporting Persons may be deemed to possess shared voting power to vote up to 9,033,111 shares of Common Stock with respect to certain matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to an additional 6,238,998 shares of Common Stock. The Subject Securities that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 27.25 percent of the outstanding shares of Common Stock as of April 14, 2023 and 20.55 percent of all outstanding shares of Common Stock not owned by the Reporting Persons.

The Reporting Persons (i) are not entitled to any rights as a stockholder of Satsuma as to the shares of Common Stock covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaim all beneficial ownership of such shares of Common Stock as permitted by Rule 13d-4 under the Act. Except as set forth in this Item 5(a)-(b), none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons on Schedule I, Beneficially Own any shares of Common Stock.

(c) Except as described in the Schedule 13D, there have been no transactions in shares of Common Stock effected by any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person named in Schedule I.

(d) To the knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock Beneficially Owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 in the Schedule 13D is hereby supplemented as follows:

The information set forth under Item 3, Item 4 and Item 5 and the agreements set forth on the Exhibits attached hereto are incorporated into this Item 6 by reference.

Except for the Merger Agreement, the Support Agreements and the CVR Agreement, (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among (i) any of the Reporting Persons and the persons listed in Schedule I or (ii) between the Reporting Persons or the persons listed in Schedule I and any other person, with respect to any securities of Satsuma, and (b) none of the shares of Common Stock are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated April 16, 2023, by and among Shin Nippon Biomedical Laboratories, Ltd., SNBL U.S.A., Ltd., SNBL23 Merger Sub, Inc. and Ken Takanashi.

Exhibit 17—Agreement and Plan of Merger, dated April 16, 2023, by and among Shin Nippon Biomedical Laboratories, Ltd., SNBL23 Merger Sub, Inc. and Satsuma Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K of Satsuma Pharmaceuticals, Inc. filed with the SEC on April 17, 2022)

Exhibit 18—Tender and Support Agreement, dated April 16, 2023, by and among Shin Nippon Biomedical Laboratories, Ltd. and RA Capital Healthcare Fund LP, John Kollins, Tom O’Neil, Elisabeth Sandoval Little, Heath Lukatch, Michael Riebe, Mutya Harsch, Rajeev Shah, Thomas B. King, Tom Soloway (incorporated by reference to Exhibit 2.2 to the Form 8-K of Satsuma Pharmaceuticals, Inc. filed with the SEC on April 17, 2023)

Exhibit 19—Form of Contingent Value Rights Agreement to be entered into between Shin Nippon Biomedical Laboratories, Ltd. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of Satsuma Pharmaceuticals, Inc. filed with the SEC on April 17, 2023).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2023

/s/ Ken Takanashi
Ken Takanashi

Shin Nippon Biomedical Laboratories, Ltd.

By:	/s/ Ken Takanashi
Name: Ken Takanashi
Title: Senior Executive Vice President

SNBL USA, Ltd.

By:	/s/ Ken Takanashi
Name: Ken Takanashi
Title: Director, President

SNBL23 Merger Sub, Inc.

By:	/s/ Ryoichi Nagata
Name: Ryoichi Nagata
Title: President

SCHEDULE I

The following information is set forth below with respect to each executive officer and director of the Purchaser: name, business address, position with the Purchaser and present principal occupation or employment and, for persons not employed by the Purchaser, the name, principal business and address of any corporation or other organization in which such employment is conducted.

Name	Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Directors
Ryoichi Nagata	(1)	Director	Representative Chairman, CEO and President	Japan
Ken Takanashi	(2)	Director	Senior Executive Vice President	Japan
Shuichi Kanazashi	(2)	Director	CMO, Managing Executive Officer, and TR Company President	Japan
Shunji Haruta	(1)	Director	Officer, TR Company Vice President Head of TR Business Division	Japan
Akihisa Mori	(2)	Director	Director of SNLD, Ltd.	Japan

Executive Officers
Ryoichi Nagata	(1)	President	Representative Chairman, CEO and President	Japan
Shinji Nitanda	(1)	Secretary	Senior Vice President	Japan

(1)	2438 Miyanoura-cho, Kagoshima-shi, Kagoshima 891-1394, Japan.
(2)	St. Luke’s Tower 28F 8-1 Akashi-cho, Chuo-ku, Tokyo 104-0044, Japan.